Huifeng Bio-Pharmaceutical Technology Inc.
16B/F Ruixin Bldg., No. 25 Gaoxin Road
Xi’an 710075 Shaanxi Province, China

January 12, 2011

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Huifeng Bio-Pharmaceutical Technology Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed April 15, 2010 Form 10-Q for the Period Ended September 30, 2010 File No. 000-32253

Dear Mr. Rosenberg:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Huifeng Bio-Pharmaceutical Technology Inc. (the “Company”) dated December 14, 2010.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1.  Business

Production Facilities, page 3

Staff Comment 1. We note your disclosure on page 3 that your principal suppliers include Cungui Zhang, Xiaohe Wang and Yingwei Xu.  Please amend your Form 10-K to disclose the material terms of your relationship and/or agreement with these three suppliers, including which of your products the third party supplies to you, any minimum purchase obligations, the material payment terms, the date on which each agreement was entered into, the duration and any termination provisions.  If you have written agreements with any of these suppliers, please file them as exhibits or provide us with a legal analysis as to why these agreements need not be filed pursuant to Item 601(b)(10)(ii) (B) of Regulation S-K.

Response: During the past five years, the Company has established long-term relationships with Cungui Zhang, Xiaohe Wang and Yingwei Xu, to supply the Company with specific raw materials, primarily pagoda rice and immature citrus fruit. However, the supply and demand (and therefore the price) for agricultural products is considerably unstable due to seasonal, climatic and other factors. Therefore, the Company does not believe that it is in its best interest to enter into long-term supply agreement(s) with these individual suppliers. In addition, the Company has no minimum purchase obligations with respect to these individual suppliers, and the price is determined by both parties based on the current market price when the actual transaction occurs.

Patents and Intellectual Properties, page 5

Staff Comment 2. We note your disclosure on page 5 that Huifeng’s proprietary technology received Chinese national technology patent protection for a ten-year period.  Please amend your Form 10-K to disclose the date on which the patent will expire.

Response: We will amend our Annual Report on Form 10-K (“10-K”) to disclose the expiration date of the patent, which is January 6, 2012.

Item 10.  Directors, Executive Officers, and Corporate Governance

Biographies of Officers and Directors, page 21

Staff Comment 3. Please amend your Form 10-K to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director as required under Item 401(e) of Regulation S-K.

Response: We will amend our 10-K to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a member of the Company’s board of directors.

Item 11.  Executive Compensation, page 22

Staff Comment 4. You disclose that your officers and executives received no compensation from you for the fiscal years ended December 31, 2009 and December 31, 2008.  Please amend your Form 10-K to disclose all compensation received directly or indirectly by your named executive officers from you or your subsidiaries.  Alternatively, please confirm that your named executive officers did not directly or indirectly receive compensation from you or your subsidiaries.

Response: The Named Executive Officers receive what in the United States would be considered to be a deminimus amount of salary.  Nevertheless, we will revise our 10-K to report all compensation received directly or indirectly by the Named Executive Officers from the Company and its subsidiaries.

I Summary of Significant Accounting Policies and Organization

 (C)  Principles of Consolidation, page F-7

Staff Comment 5. You stated on page 5 in “Business Development and Acquisitions” that Qinba is considered a variable interest entity based on contractual arrangements.  It also appears that you were the primary beneficiary through these arrangements, which would require you to consolidate Qinba.  Please tell us your accounting for Qinba beginning with September 25, 2008, when you entered into the arrangements through the present.  In your response provide us your analysis of the accounting literature supporting your treatment.  Further, tell us whether the arrangements were legally terminated and if so, when, and the effect of this termination on your accounting.

Response: The Company disclosed in its 10-K that it had entered into a series of agreements with Qinba that, if consummated, would mean that the Company would have become the primary beneficiary of Qinba and Qinba would have become a variable interest entity of the Company as defined under FIN 46R “Consolidation of Variable Interest Entities.” However, consummation of the contractual arrangement with Qinba was conditioned upon the requirement that the Company provide Qinba an interest-free loans in the aggregate amount of $291,792 for working capital purposes.  As disclosed in our 10-K, the Company was unable to make the entire loan advances and the parties agreed to terminate the agreements. As a result, Qinba never became a variable interest entity of the Company, under FIN 46 and the obligation to consolidate the financial results of Qinba never arose. The Company did provide an interest free loan to Qinba in the amount of $38,000, which was recorded in “other receivable.” This asset was subsequently fully impaired and written-off, after the Company determined that the loan was not recoverable from Qinba.

9.  Income Tax, page F-15

Staff Comment 6. Refer to section b. where you state “Due to its history of losses the Company determined that realization of its net deferred tax assets is currently judged to be unlikely rather than not.”  Please tell us how you derived this conclusion.  We note that in 2008 and 2009, net income from operations was $3.8 million and $2.1 million, respectively.

Response:  The Company is a holding company and all of its business is conducted through its subsidiaries in the PRC.  In addition, the Company expects that 100% of the earnings of the PRC subsidiaries will be reinvested into its PRC subsidiaries and will not be repatriated back to the U.S. parent.   Historically, the U.S. parent company has experienced losses and the disclosure in the 10-K is referring to the losses of the parent company.

11.  Convertible Notes Payable, page F-15

Staff Comment 7. It appears the warrants issued in conjunction with this transaction are subject to adjustment if you subsequently issue equity at a price per share that is less than the exercise price of these warrants.  Please explain to us why you have not apparently reclassified these warrants to liabilities under FASB ASC 815-40-15 with transition guidance at FASB ASC 815-10-65-3.  Please specifically see Example 9 at FASB ASC 815-40-55-33 and -34.

Response: After review, the Company has determined that its accounting for the warrants was not in compliance with ASC 815-40.  However, as the following table illustrates, the impact of reclassifying the warrants from equity to liability does not have a material impact on the Company’s financial statements.  The Company will record the cumulative effect in its annual consolidated financial statements in 2010.

In accordance with ASC 815-40 (formerly EITF No. 07-05), the Company has determined that the warrants do not qualify for a scope exception under ASC 815 (formerly SFAS No. 133) because the warrants could not be indexed to the Company’s stock as prescribed by ASC 815-40 (formerly EITF No. 07-05).  As a result, the warrants should be reclassified as liabilities at the then relative fair market value and marked to market.

Effect on the Company’s Balance Sheet at December 31, 2009

As a result of the foregoing, as of January 1, 2009, the cumulative effect in adopting ASC 815-40 (formerly EITF No. 07-05) would have been a reduction to additional paid-in capital of $306,686 and an increase in retained earnings of $291,508 to reflect the change in the value of the warrants between their issuance date and January 1, 2009.

Effect on the Company’s Consolidated Statements Of Operations and Comprehensive Income for the year ended December 31, 2009

The following table shows the impact to the Company’s net income as a result of reclassifying these warrants from equity to liability for each reporting period:

Reporting period	Q1'09	Q2'09	Q3'09	FY09	Q1'10	Q2'10	Q3'10
Changes in Net income (Percentage)	2%	3%	-1%	-3%	2%	5%	3%

Item 9A(T).  Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 20

Staff Comment 8.     We note that you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide use with information that will help us answer the following questions.

•	How do you evaluate and assess internal control over financial reporting?

o
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

o	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

•	How do you maintain your books and records and prepare your financial statements?

o
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

o
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

•	What is the background of the people involved in your financial reporting?

o
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

▪	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

▪	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

▪	the nature of his or her contractual or other relationship to you;

▪	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

▪
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

o	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

▪	the name and address of the accounting firm or organization;

▪	the qualifications of their employees who perform the services for your company;

▪
how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting how many hours they spent last year performing these services for you; and

▪
The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

o
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

▪	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

▪	how many hours they spent last year performing these services for you; and

▪
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

(a)	Evaluation and assessment of internal control over financial reporting.

In 2008, the Company engaged APEX CPA Ltd., a consulting firm based in Hong Kong, to assess the effectiveness of the Company’s controls and policies then in place. During the past two years, the Company has established and improved its controls over financing reporting based on the recommendations from APEX CPA Ltd.

Management is aware of the need for the fair presentation of the financial statements, including selection of accounting pronouncements (GAAP), key accounting estimates, evaluation of assets for impairment and presentation and disclosure. The Company has established a process by which information Management uses to make decisions affecting the Company’s financial reporting is gathered and to ensure that such information is reliable. In addition, the Company has implemented policies and procedures to ensure that high level journal entries or management overrides have the appropriate approvals.

Below is a summary of the controls implemented by the Company to ensure its internal control over financial reporting is effective:

1.
Senior management, the board of directors and the audit committee consists of individuals with knowledge, skill and experience in accounting and financial matters.  The Company’s Chief Executive Officer, Mr. Jingan Wang, has over fifteen years of experience in accounting and finance management. The Company’s Chief Financial Officer, Mr. Sanding Tao, is a certified public accountant in China, and served as either a vice president of finance or chief financial officer for various technology and bio-tech firms for five years before he joined the Company in 2003. Similarly, Mr.  John Zhang and Mr. Daniel Liu, two of the Company’s three independent directors have more than a decade of experience in finance or financial business consulting.

2.
Senior management, the board of directors and the audit committee take the necessary steps to remain current on industry developments, changes in the regulatory environment and changes to accounting and reporting requirements. Senior management consults with internal and external experts early in the process of structuring transactions. The Company holds regular seminars, briefings and training secession to help employees stay current on recent developments of internal control procedure and new SEC rules and regulations and accounting pronouncements.

3.
Management obtains and considers information from reliable sources to prepare its accounting estimates or identify and record non-routine events such as impairment of assets. Management assembles and prepares the appropriate evidence to support non-routine journal entries. When needed, the Company engages third-party appraisers, accountants, attorneys, financial analysts, or other experts when structuring or executing of non-routine transactions. For example, the Company engaged a third party appraiser to perform a valuation of the acquiree for the acquisition the Company closed last year.

4.
Management has a formal process for closing the Company’s books and preparing its financial statements, which includes all the appropriate closing and consolidating entries, as well as the preparation of the appropriate disclosures.

Below is a summary of the major processes for the monthly closing of the Company’s books:

Process	Due Date	Personnel in Charge
preparation of vouchers	the date when transaction incurred	accounting manager
review of vouchers	the date when transaction incurred	finance manager
recording all transactions in last month	the fifth day of every month	accounting manager
review of all shipping documents and related accounting records	the fifth day of every month	accounting manager
confirmation accounts receivable with sale department	the fifth day of every month	accounting manager
calculation of depreciation expenses	the fifth day of every month	accounting manager
review of depreciation expenses calculation	the sixth day of every month	finance manager
bank reconciliation	in two days after receiving bank statement	accounting manager
review of bank reconciliation	the seventh day of every month	finance manager
check balance of accounts receivable and collection from customers, balance of accounts payable and payment to suppliers	the seventh day of every month	accounting manager
check intercompany transactions	the seventh day of every month	accounting manager
preparation of revenue, costs , gross profit table for the calculation of COGS	the seventh day of every month	accounting manager
review of revenue, costs, gross profit table	the eighth day of every month	finance manager
review of factory reports	the eighth day of every month	finance manager
preparation of daily journal entries	the seventh day of every month	accounting manager
review of daily journal entries for booking	the eighth day of every month	finance manager
make appropriate journal entry under new standards if applicable	the time when transactions occur	accounting manager
review of journal entries compliance to new standards if applicable	the time when transactions occur	controller
preparation of general ledger for accounts payable	the tenth day of every month	accounting manager
review of general ledger for accounts payable	the twelfth day of every month	finance manager
preparation of financial statements	the tenth day of every month	accounting manager
review of financial statements	the twelfth day of every month	finance manager
review of financial statements	thirteenth day of every month	controller
preparation of financial reports for the senior management	fifteenth day of every month	controller

Below is a summary of the major processes for the quarterly closing of the Company’s books and preparation of the Company’s financial statements and Quarterly Report on Form 10-Q:

Process	Due date	Person in charge
Inventory count and review of inventory list against books	end of each month	person in charge inventory and accounting department
Review of bank statements and letters of confirmation from bank	the fifth day after quarter end	finance manager
Preparation of impairment testing for fixed assets	the eighteenth day after quarter end	factory manager & accounting manager
Review of impairment testing of fixed assets	the twentieth day after quarter end	finance manager
Analysis of credit period, collect period, risks and allowance for accounts receivables	the twentieth day after quarter end	finance manager
Preparation of fair value reports for assets and liabilities	the eighteenth day after quarter end	accounting manager
Review of fair vale reports for assets and liabilities	the twentieth day after quarter end	finance manager
Preparation of value-added tax and income tax calculation	the eighteenth day after quarter end	accounting manager
Review of value-added tax and income tax calculation	the twentieth day after quarter end	controller
Review of inter-company transactions	the thirteenth day after quarter end	controller
Calculation of non-controlling interests	the eighteenth day after quarter end	controller
Review of calculation of non-controlling interests	the twentieth day after quarter end	chief finance officer
Preparation of consolidation worksheets and appropriate adjustments	the eighteenth day after quarter end	controller
Review of consolidation worksheets and appropriate adjustments	the twentieth day after quarter end	chief finance officer
Analysis of sales, COGS and expenses	the twentieth day after quarter end	controller
Reporting to Board of directors	the twenty-fourth day after quarter end	controller
Draft of 10Q	the twenty-seventh day after quarter end	accounting manager/controller/corporate secretary
Review of 10Q	the twenty-ninth day after quarter end	directors
Review of 10Q	the seventh day of the second month after quarter end	auditor/attorney
Approval of 10Q	the twelfth day of the second month after quarter end	board of directors
Submitting 10Q to SEC	the fourteenth day of the second month after quarter end
Preparation of Notes to 10 Q
Analysis of the company's business and financial positions	the eighteenth day after quarter end	controller
Analysis of market risks	the eighteenth day after quarter end	controller
Review of corporate internal control and procedures	the eighteenth day after quarter end	controller
Review of legal issues/procedures	the eighteenth day after quarter end	corporate secretary
Review of transactions of unregistered stock and raised capital	the eighteenth day after quarter end	corporate secretary
Review of issues requiring voting from stockholders and related resolutions	the eighteenth day after quarter end	corporate secretary
Any other items to be disclosed in 10Q	the eighteenth day after quarter end	corporate secretary

Below is a summary of the major processes for the annual closing of the Company’s books and preparation of the Company’s financial statements and Annual Report on Form 10-K:

Process	Due date	Person in charge
Inventory count and review of inventory list against books	end of each month	person in charge inventory and accounting department
Review of bank statements and letters of confirmation from bank	the fifth day after year end	finance manager
Preparation of impairment testing for fixed assets	the twentieth day after year end	factory manager & accounting manager
Review of impairment testing of fixed assets	the twenty-second day after year end	controller
Analysis of credit period, collect period, risks and allowance for accounts receivables	the twenty-second day after year end	controller
Preparation of fair value reports for assets and liabilities	the twentieth day after year end	accounting manager
Review of fair vale reports for assets and liabilities	the twenty-second day after year end	controller
Preparation of value-added tax and income tax calculation	the twentieth day after year end	accounting manager
Review of value-added tax and income tax calculation	the twenty-second day after year end	controller
Review of inter-company transactions	the thirteenth day after year end	controller
Calculation of non-controlling interests	the twentieth day after year end	controller
Review of calculation of non-controlling interests	the twenty-second day after year end	chief finance officer
Preparation of consolidation worksheets and appropriate adjustments	the twentieth day after year end	controller
Review of consolidation worksheets and appropriate adjustments	the twenty-second day after year end	chief finance officer
Analysis of sales, COGS and expenses	the twenty-second day after year end	controller
Reporting to Board of directors	the twenty-sixth day after year end	controller
Draft of 10K	the twenty-ninth day after year end	accounting manager/controller/corporate secretary
Review of 10K	the second day of the second month after year end	directors
Review of 10K	the fifteenth day of the second month after year end	auditor/attorney
Approval of 10K	the fifteenth day of the third month after year end	board of directors
Submitting 10K to SEC	on or before the thirtyth day of the third month after year end
Preparation of Notes to 10K
Analysis of the company's business	the twenty-first day after year end	corporate secretary
Review of materials for fixed assets	the twenty-first day after year end	corporate secretary
Review of legal issues/procedures	the twenty-first day after year end	corporate secretary
Review of issues requiring voting from stockholders and related resolutions	the twenty-first day after year end	corporate secretary
Review of transactions of unregistered stock and raised capital or stock buyback program, if any	the twenty-first day after year end	controller
Analysis of the Company's business and finacial performance during the past year	the twenty-first day after year end	controller
Analysis of market risks	the twenty-first day after year end	controller
Discussion with auditor on audit on year-end financial statements	the tenth day of the third month after year end	controller
Review of internal control and procedures	the twenty-first day after year end	controller
Review of other items to be disclosed in 10K	the twenty-first day after year end	corporate secretary
Review of corporate governance of directors, senior management,etc.	the twenty-first day after year end	corporate secretary
Review of compensation package to directors	the twenty-first day after year end	corporate secretary
Review of stockholders, quantity and ownership percentage	the twenty-first day after year end	corporate secretary
Review of related party transactions, if any and independence of directors	the twenty-first day after year end	corporate secretary
Review of audit fees and services provided	the twenty-first day after year end	corporate secretary
Cash count	at least four times every year	controller

The board of directors reviews, approves and assesses the quality of the Company’s accounting principles. The board of directors is required to review and approve all financial reports including 10Q, 10K, 8K, etc. submitted to SEC.

Accounting policies are documented and communicated to all personnel that need the information.

A specific member of management reviews the financial statements to assess their fair presentation. CFO will review the financial statements to assess their fair presentation before submitting to board of directors for review and approval.

The Company has three subsidiaries.  The Company’s Chief Financial Officer supervises the financial reporting process of all three subsidiaries. The Company set up a unified accounting policy for all of its subsidiaries. The Company set up a job description for each position in case Management overrides their rights.

The Company does not yet have internal audit function.

(b) Maintenance of the Company’s books and records and preparation of financial statements.

The Company maintains its books and records in accordance with China GAAP. We convert our accounting books and records to U.S. GAAP for SEC reporting purposes at the consolidated level with all necessary adjusting entries.  The accounting manager is in charge of the consolidation process and has over five years of preparing financial statements under U.S. GAAP. The Company’s Chief Financial Officer oversees the conversion process and also has over five years of experience of preparing financial statements under U.S. GAAP. The Company follows the smaller company reporting checklist to make sure that the Company makes all necessary adjustments and disclosures.

The persons who are primarily responsible for preparing and supervising the preparation of the Company’s financial statements and evaluating the effectiveness of our internal control over financial reporting are the Company’s accounting manager, Controller and Chief Financial Officer. Each of their roles, education background, ongoing training, relationship with the Company, professional designation and professional experience are as follows:

	Accounting Manager	Controller	CFO
Roles & responsibilities	Prepare Journal entry for each transaction; Prepare general ledger; Prepare draft financial statements; Prepare tax reports.
Prepare sales, costs, expenses and profitability analysis reports;
Analyze credit policy, collection period and risks associated with accounts receivables;
Review financial statements prepared by accounting manager;
Review tax reports;
Calculate non-controlling interests;
Check related-party transactions, if any;
Prepare consolidated financial statements and notes;
Review internal controls;
Prepare annual budget for the Company.

Final review of non-controlling interest calculation;
final review of consolidated financial statements and adjusting entries, if any;
Review and implement internal controls;
Review annual budget for the Company;
Report financial statements and tax reports to the board for approval;
Corporate Financing and investor relationships.

Education background	Bachelor of Accounting	Bachelor of Accounting, MBA	Master Degree
Ongoing training	1) 2006 SEC Conference on Sarbanes-Oxley 404: How to comply with New Internal Control Reporting Requirements.	1) 2006 SEC Conference on Sarbanes-Oxley 404: How to comply with New Internal Control Reporting Requirements.	1) 2006 SEC Conference on Sarbanes-Oxley 404: How to comply with New Internal Control Reporting Requirements.

	2) 2008 Conference in SEC Reporting & SOX 404 Compliance: What to do about the latest developments.	2) 2008 Conference in SEC Reporting & SOX 404 Compliance: What to do about the latest developments.	2) 2008 Conference in SEC Reporting & SOX 404 Compliance: What to do about the latest developments.

	3) 2010 AICPA National Conference on Current SEC and PCAOB Developments	3) 2010 AICPA National Conference on Current SEC and PCAOB Developments	3) 2010 AICPA National Conference on Current SEC and PCAOB Developments

Relationship to the Company	Full time employee	Full time employee	Full time employee
Professional designation	China CPA	China CPA	China CPA
Professional experience	• 15+ years experience in accounting;	• 20+ years work experience in finance management, cost accounting, internal control and managerial accounting.	• 20+ years experience in accounting;
	• 5+ years experience in preparing financial statements for public companies in US.		• 6+ years experience in financial statements preparation for the Company;
• Served as VP of Finance and CFO for various technology and bio-tech firms before the Company.

Form 10-Q for the Period Ended September 30, 2010

Item 1.  Financial Statements
Condensed Consolidated Statement of Cash Flows, page 4

Staff Comment 9. Please tell us why the change in receivables and inventories as reflected here does not coincide with the balance sheet.

Response: The change in accounts receivable and inventories depicted on the Company’s cash flow statement do not coincide exactly with the Company’s balance sheet for the same period for two reasons.  First, the exchange rate for purposes of the balance sheet is calculated as of the end of the period and the exchange rate for purposes of the cash flow statement is calculated as a yearly average rate.  In addition, the Company’s accounts receivable and inventories for the period ending September 30, 2010 were affected by the acquisition of a subsidiary that occurred during that period.  The following table reconciles the accounts receivable and inventories:

In addition, the Company acknowledges that:
•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding this letter may be directed to the undersigned or Alisande Rozynko, Company counsel, at (415) 955-8900.

Sincerely, /s/ Jing’an Wang Jing’an Wang Chief Executive Officer

cc:           Alisande M. Rozynko, Esq.